PRICING SUPPLEMENT NO. 6                                          Rule 424(b)(3)
DATED: February 16, 2005                                     File No. 333-121744
(To Prospectus dated February 2, 2005,
and Prospectus Supplement dated February 2, 2005)

                                 $12,410,781,162
                         THE BEAR STEARNS COMPANIES INC.
                           Medium-Term Notes, Series B

                           ---------------------------

                          Bear Extendible Notes (BENs)

      The floating rate Bear Extendible Notes described in this Pricing Supplement, which we refer to as the BENs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the BENs is extended in accordance with the procedures described below. In no event will the maturity of the BENs be extended beyond the final maturity date.

      During the notice period for each election date, you may elect to extend the maturity of all or any portion of the principal amount of your BENs so that the maturity of your BENs will be extended for 1 additional year to the February 22nd occurring 2 years from and including such election date. However, if that February 22nd is not a Business Day, the maturity of your BENs will be extended to the following Business Day. The election dates will be annually on the 22nd day of February in 2006, 2007 and 2008, whether or not any such day is a Business Day.

      You may elect to extend the maturity of all of your BENs or of any portion thereof having a principal amount of $25,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the 5th Business Day prior to the election date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the BENs, through the normal clearing system channels described in more detail below, no later than the last Business Day of the notice period. Upon delivery to the Trustee of a notice of election to extend the maturity of the BENs or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last Business Day in such notice period, at which time such notice will become irrevocable.

      If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your BENs, the principal amount of the BENs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your BENs has previously been extended. The principal amount of the BENs for which such election is not exercised will be represented by a note issued on such election date. The new note so issued will have the same terms as the BENs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be on February 22nd, 1 year from and including such election date or, if such day is not a Business Day, the following Business Day. The failure to elect to extend the maturity of all or any portion of the BENs will be irrevocable and will be binding upon any subsequent holder of such BENs.

      The BENs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the applicable Spread for the relevant Interest Reset Date. We describe how floating rates are determined and calculated in the section captioned "Description of Notes - Floating Rate Notes" in the Prospectus Supplement, subject to and as modified by the provisions described below.

                                                        (continued on next page)


                            Bear, Stearns & Co. Inc.

      The BENs will be issued in registered global form and will remain on deposit with The Depository Trust Company ("DTC"), as depositary for the BENs. Therefore, you must exercise the option to extend the maturity of your BENs through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your BENs, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the BENs to notify DTC of your election to extend the maturity of your BENs in accordance with the then applicable operating procedures of DTC. Notice of any decision to revoke your election must be made through the same clearing system channels.

      DTC must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the BENs to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the election date is not a Business Day, notice of your election to extend the maturity date of your BENs must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

      The BENs will initially be limited to $100,000,000 in aggregate principal amount. We may create and issue additional floating rate extendible notes with the same terms as the BENs so that such additional floating rate extendible notes will be combined with this initial issuance of BENs.

      For purposes of your exercise of an election to extend the maturity of all or any portion of your BENs, "Business Day" means any day that is not a Saturday or Sunday, and that is neither a legal holiday nor a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

Principal Amount:  $100,000,000  Floating Rate Notes [x]  Book Entry Notes [x]

Original Issue Date:  2/22/2005  Fixed Rate Notes [ ]     Certificated Notes [ ]

Initial Maturity Date:           CUSIP#: 073902HA9
      2/22/2007, or if such         New CUSIP numbers
      day is not a Business         will be assigned
      Day, the following            to BENs maturing
      Business Day                  prior to the
                                    Final Maturity
                                    Date

Option to Extend Maturity:       No   [ ]
                                 Yes  [x]  Final Maturity Date: 2/22/2010, or if
                                             such day is not a Business Day, the
                                             following Business Day

Minimum Denominations:           $25,000, increased in multiples of $1,000.

                                              Optional              Optional
                         Redemption           Repayment             Repayment
   Redeemable On          Price(s)             Date(s)              Price(s)
   -------------        ------------         -----------           -----------
        N/A                  N/A                 N/A                   N/A

Applicable Only to Fixed Rate Notes:
-----------------------------------

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:
--------------------------------------

Interest Rate Basis:                     Maximum Interest Rate:  N/A

[ ]   Commercial Paper Rate              Minimum Interest Rate:  N/A

[ ]   Federal Funds Effective Rate

[x]   Federal Funds Open Rate

[ ]   Treasury Rate

[ ]   LIBOR Reuters

[ ]   LIBOR Telerate

[ ]   Prime Rate

[ ]   CMT Rate

                                         Interest Reset Date(s): Daily

                                         Interest Reset Period:  Daily, until
                                             the Interest Reset Date
                                             immediately preceding the relevant
                                             maturity date.

                                         Interest Payment Date(s): On the 22nd
                                             day of each May, August, November
                                             and February, including the Final
                                             Maturity Date. The final Interest
                                             Payment Date for the BENs, or any
                                             portion of the BENs maturing prior
                                             to the Final Maturity Date, will be
                                             the maturity date, and interest for
                                             the final Interest Payment Period
                                             will accrue from and including the
                                             prior Interest Payment Date to but
                                             excluding the maturity date.

                                         Interest Payment Period:  Quarterly

                                         Election Dates: The election dates
                                             shall be annually on the 22nd day
                                             of February in 2006, 2007 and
                                             2008, whether or not such day is a
                                             Business Day.

Initial Interest Rate: 2.65%             Notice Period(s): The notice period
                                             for each election date will begin
                                             on the 5th Business Day prior to
                                             but not including the election
                                             date and end on the election date;
                                             however, if that election date is
                                             not a Business Day, the notice
                                             period will be extended to the
                                             following Business Day.

Index Maturity:  N/A

Spread (plus or minus): The table below indicates
           the applicable Spread for the Interest
           Reset Dates occurring during each of the indicated periods.

For Interest Reset Dates occurring:                                  Spread:
-----------------------------------                                  -------

From the Original Issue Date to but excluding 2/22/2007:             + .15%

From and including 2/22/2007 to but excluding 2/22/2008:             + .16%

From and including 2/22/2008 to but excluding 2/22/2009:             + .18%

From and including 2/22/2009 to but excluding 2/22/2010:             + .19%


                  CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes certain US federal income tax consequences of the purchase, beneficial ownership and disposition of the BENs. This discussion supplements the section captioned "Certain US Federal Income Tax Considerations" in the Prospectus Supplement dated February 2, 2005. This summary deals only with a beneficial owner of BENs that is:

      o an individual who is a citizen or resident of the United States for US federal income tax purposes;

      o a corporation (or other entity that is treated as a corporation for US federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

      o an estate whose income is subject to US federal income taxation regardless of its source; or

      o a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions (each, a "US Holder").

      If a partnership (or other entity that is treated as a partnership for US federal tax purposes) is a beneficial owner of BENs, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of BENs that is a partnership, and partners in such a partnership, should consult their tax advisors about the US federal income tax consequences of holding and disposing of the BENs.

      This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued there under, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described in this Pricing Supplement. This summary addresses only US Holders that purchase BENs at initial issuance and beneficially own such BENs as capital assets and not as part of a "straddle," "hedge," "synthetic security" or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as S corporations, banks, thrifts, or other financial institutions, insurance companies, mutual funds, small business investment companies, tax-exempt organizations, persons holding in tax-deferred or tax-advantaged accounts, real estate investment trusts, regulated investment companies, securities dealers or brokers, traders in securities electing mark to market treatment, investors whose functional currency is not the US dollar, persons subject to the alternative minimum tax, and former citizens or residents of the United States), and this summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the BENs, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF BENs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF BENs.

Federal Income Tax Treatment of US Holders.

General

      There are no regulations, rulings or other authorities addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the BENs, and therefore the federal income tax treatment of the BENs is subject to some uncertainty. As discussed below, we intend to take the position that the election by a US Holder to extend the maturity of BENs through the Final Maturity Date will not be a taxable event for us or the US Holder, and we intend to take the position that the Final Maturity Date is the maturity date of the BENs for federal income tax purposes. However, this position is not free from doubt.

Tax Treatment of the BENs

      Under the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations"), for purposes of determining the yield and maturity of a debt instrument, a holder is generally deemed to exercise an option or combination of options if the exercise would maximize the yield on the debt instrument. Because the Spread will periodically increase during the term of the BENs, for purposes of OID Regulations, as of the issue date, we intend to take the position that US Holders should be deemed to elect on each election date, through and including February 22, 2008, to extend the maturity of the BENs through the Final Maturity Date, and therefore that the Final Maturity Date is the maturity date of the BENs for federal income tax purposes.

      Under the Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, the deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the BENs (including their economic equivalence to a five-year debt instrument containing put options).

      Because we will take the position under the OID Regulations that the Final Maturity Date is the maturity date of the BENs, we intend to take the position that the election by a holder to extend the maturity of BENs through the Final Maturity Date will not give rise to a taxable event for us or holders. Holders, by purchasing the BENs, will agree to this treatment and will not take a contrary treatment unless required by law.

      It is unclear how the OID Regulations apply in conjunction with the Modification Regulations, and therefore no assurance can be given that the IRS will accept, or that the courts will uphold, this position. For example, the IRS may assert that a holder should not be treated as exercising all options that maximize its yield for purposes of the Modification Regulations, and therefore each extension of BENs is treated as a modification for federal income tax purposes. Under a safe harbor in the Modification Regulations, a deferral that extends the maturity of a debt instrument for the lesser of five years or 50% of the original term of the debt instrument does not give rise to a taxable event. Because the BENs mature pursuant to their terms in approximately 24 months, an election to extend the maturity of BENs through February 2008 (i.e., 50% of 24 months) should not be treated as a taxable event in any case. However, the IRS may view any election to extend the maturity of the BENs by more than twelve months as giving rise to a taxable event.

      In this event, a US Holder would generally be required to recognize any gain inherent in the BENs. We do not expect that any such gain would be significant (but the amount of any such gain recognized will depend upon all the facts and circumstances present at the time of the taxable event).

      In addition, it is possible that the IRS could assert that the BENs are subject to special rules governing "contingent payment debt instruments." If the IRS were successful in this assertion, US Holders may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price of the BENs and any gain recognized with respect to the BENs generally would be treated as ordinary income. However, because the BENs bear a variable interest rate that is reset periodically throughout the term of the BENs and provide for current payment of interest, we expect that the adverse tax consequences of such treatment, if any, should not be significant. The federal income tax treatment of contingent payment debt instruments is summarized in the Prospectus Supplement dated February 2, 2005 under the caption "Certain US Federal Income Tax Considerations - Contingent Payment Debt Instruments." Each US Holder is urged to consult its tax advisors regarding its tax treatment in the event it elects to extend the maturity of the BENs.

      The remainder of this summary assumes that the Final Maturity Date is the maturity date of the BENs, elections to extend the maturity of all or a portion of the principal amount of the BENs through the Final Maturity Date will not be taxable events and that the BENs are not contingent payment debt instruments for US federal income tax purposes.

Interest

      Interest paid to a US Holder on the BENs will be includible in gross income as ordinary interest income when paid or accrued in accordance with the US Holder's usual method of accounting.

      In addition, any increase on a particular Interest Reset Date in the Spread that is added to the Federal Funds Open Rate to determine the interest rate for the ensuing interest period for the BENs should be considered "de minimis" under the original issue discount rules, and therefore the BENs should not be considered to have original issue discount for US federal income tax purposes as a result of the increase in the Spread.

Sale, Exchange, Redemption, Repayment or Other Disposition of the BENs

      Upon the disposition of BENs by sale, exchange, redemption, repayment or other disposition, a US Holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the US Holder's adjusted tax basis in the BENs. A US Holder's adjusted tax basis in BENs generally will equal the cost of the BENs to the US Holder. Capital gains of individual taxpayers from the sale, exchange, redemption, repayment or other disposition of BENs held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, repayment or other disposition of BENs is subject to limitations.

Information Reporting and Backup Withholding.

      Information reporting will apply to certain payments on BENs (including interest and OID) and proceeds of the sale of BENs held by a US Holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a US Holder if (a) the US Holder has failed to provide its correct taxpayer identification number on IRS Form W-9, or (b) we have been notified by the IRS of an underreporting by the US Holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year).

      Backup withholding is not an additional tax and may be refunded (or credited against your US federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN BENs. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

                                  *     *     *

The distribution of BENs will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.